

Mail Stop 3561

November 3, 2009

Mr. Xianping Wang
Xinhua China Ltd.
Yuanjia International Apartment
Building #1, Suite 304
No. 40 Dongzhong Street
Dongcheng District, Beijing 100027
People's Republic of China

> **Re:** **Xinhua China Ltd.**
> **Form 10-KSB for the year ended June 30, 2008**
> **Filed October 14, 2008**
> **Form 10-K/A for the year ended June 30, 2008**
> **Filed October 13, 2009**
> **Form 10-K for the year ended June 30, 2009**
> **Filed October 13, 2009**
> **File No. 0-33195**

Dear Mr. Wang:

We have reviewed your response letter dated October 19, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   Please refer to our letter dated March 6, 2009. As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K/A for the Fiscal Year Ended June 30, 2008 filed October 13, 2009

Item 8A(T). Controls and Procedures, page 25

2.	In your disclosures related to your evaluation of disclosure controls and procedures and your evaluation of internal control over financial reporting, you state that you have evaluated your disclosure controls and procedures and the effectiveness of internal control over financial reporting as of June 30, 2009. Given that this is your Form 10-K for the year ended June 30, 2008, you must provide these assessments of effectiveness as of June 30, 2008 to comply with Items 307 and 308T of Regulation S-K. Please amend. Please also apply this comment to your disclosure concerning changes in internal control over financial reporting.

3.	We note your statement that "we concluded that, during the period covered by this report, such internal controls and procedures were somewhat effective but not all criteria were utilized. Therefore conclusions were that internal control over financial reporting was not effective to detect the inappropriate application of US GAAP rules as more fully described below." Explain to us in detail what is meant by your statement that "not all criteria were utilized." It appears from this statement that you may not have performed an evaluation of internal control over financial reporting based on the criteria established by COSO, and that instead of performing an evaluation of internal control over financial reporting, you may simply have assumed that your internal control over financial reporting was ineffective.

- If this is the case, we ask that you complete your evaluation of internal control over financial reporting as required by Item 308T of Regulation S-K and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting. In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of June 30, 2008 and revise your disclosure as appropriate.

- If you performed an evaluation of internal control over financial reporting based on the criteria established by COSO, amend your disclosure to remove the language noted above as this language may be confusing to your readers. Revise to clearly indicate management's assessment of the effectiveness of your internal control over financial reporting as of June 30, 2008 without any qualifications as to your conclusion.

Form 10-K for the Fiscal Year ended June 30, 2009

Report of Registered Independent Public Accounting Firm, page F-1

4.   We note that your current audit report does not include a conformed signature. Please confirm to us that your original audit report was signed and ensure that future filings include a conformed signature. Refer to Rule 302 of Regulation S-T.

Item 9A. Controls and Procedures, page 36

Evaluation of Internal Controls and Procedures over Financial Reporting, page 37

5.   We note your statement that "we concluded that, during the period covered by this report, such internal controls and procedures were somewhat effective but not all criteria were utilized. Therefore conclusions were that internal control over financial reporting was not effective to detect the inappropriate application of US GAAP rules as more fully described below." Explain to us in detail what is meant by your statement that "not all criteria were utilized." It appears from this statement that you may not have performed an evaluation of internal control over financial reporting based on the criteria established by COSO, and that instead of performing an evaluation of internal control over financial reporting, you may simply have assumed that your internal control over financial reporting was ineffective.

- If this is the case, we ask that you complete your evaluation of internal control over financial reporting as required by Item 308T of Regulation S-K and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting. In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of June 30, 2009 and revise your disclosure as appropriate.

- If you performed an evaluation of internal control over financial reporting based on the criteria established by COSO, amend your disclosure to remove the language noted above as this language may be confusing to your readers. Revise to clearly indicate management's assessment of the effectiveness of your internal control over financial reporting as of June 30, 2009 without any qualifications as to your conclusion.

Exhibit 23.1

6.   We note that you have not included a Consent of the Independent Registered Public Accounting Firm even though your Form S-8 filed 4/6/05 appears to incorporate all documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act. Please explain to us why you do not believe a Consent is needed for incorporation into this or any other registration statement. Apply this comment to both your June 30, 2008 and June 30, 2009 Forms 10-K.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief